DIRECT DIAL: 212.451.2333
EMAIL: SWOLOSKY@OLSHANLAW.COM
April 8, 2011

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fisher Communications, Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed April 6, 2011 by FrontFour Master Fund, Ltd., Event Driven Portfolio, FrontFour Capital Group, LLC, David A. Lorber, Matthew Goldfarb, Stephen Loukas, John F. Powers, and Joseph J. Troy (“FrontFour”).

File No. 0-22439

Dear Ms Duru:

We acknowledge receipt of the letter of comment dated April 7, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with FrontFour Master Fund, Ltd (“FrontFour”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

PRRN 14A

1.
Unless subject to a confidential treatment request, all materials provided to the staff, inclusive of supporting documentation, should be submitted as correspondence on EDGAR.  Please ensure documentation accompanying all response letters to date have been submitted.

April 8, 2011

We acknowledge the Staff’s comment and will ensure that all supplemental supporting documentation is submitted as correspondence on EDGAR.

2.
We note your response to prior Comment 1 and reissue the comment.  You have four nominees who are not designated to serve in any particular class (i.e., for a particular term).  Once votes are tabulated, the arrangement makes it possible for your candidate to be assigned to Class I or Class III.  It would appear that shareholders who vote for a nominee should also be permitted to vote on the separate matter of the class and, therefore, the term of the director nominee.  Since it appears that you are seeking shareholder approval for (i) nominees to the Board and (ii) the authority to assign candidates to a particular class after giving effect to cumulative vote tallies, please disaggregate the two matters and revise your proxy statement and proxy card accordingly or advise.  Refer to Rule 14a-4(a)(3).

We acknowledge the Staff’s comment regarding prior comment 1.  On a supplemental basis, we advise the Staff that as of January 27, 2011, the date that FrontFour delivered a letter to the Company nominating Messrs. Goldfarb, Loukas, Powers and Troy for election at the Annual Meeting, there were four Class III directors with terms set to expire at the Annual Meeting.  Accordingly, FrontFour’s director candidates were nominated as Class III directors.   Subsequently on February 25, 2011, the Company announced the election of Anthony Cassara to the Board to fill the vacant seat formerly occupied by Deborah L. Bevier, who resigned from the Board in December 2010.  The Company announced that Mr. Cassara would be standing for election at the Annual Meeting as a Class I director.  Thereafter, on March 8, 2011, the Company announced that William W. Warren, Jr. has decided to retire from the Board and not stand for re-election when his term expires as a Class III director at the Annual Meeting. The Company stated it will not fill the Class III seat he currently occupies and the size of the Board will be reduced from ten directors to nine as of the Annual Meeting.  The next day Fisher announced that that another member of that class, William Warren, has decided to retire from the Fisher Board as of the Annual meeting.

During the week of March 14, 2011, counsel for the Company informed us that the  Company expects to nominate four directors at the Annual Meeting, consisting of three Class III  director candidates who will run for a three-year term and one Class I candidate who must run  for a one-year term in order to make the classes as equal as possible under the Washington  Business Corporation Act (“WBCA”).   Also, under the WBCA, the classes must be as nearly  even as possible and, if cumulative voting is authorized, any provision establishing staggered  terms of directors shall provide that at least three directors shall be elected at each annual  shareholders' meeting.

Therefore, an issue arose as a result of the fact that Fisher (i) has a classified Board and (ii) permits shareholders to cumulate votes in the election of directors.  We have reviewed the WBCA and the matter of the voting mechanics at the Annual Meeting with local counsel in Washington. We find no precedent on point to this situation but our reading of the WBCA and the legislative history suggests that the best and most consistent method to effect voting at the Annual Meeting would be for each share of common stock to be able to have 4 votes in the election of directors and to be able to cumulate those votes as each shareholder designates with respect to the four director nominees of the eight in total up for election.  We further note that we are not aware of any situation where shareholders vote to determine which class a director is elected to.  We believe that so long as the proxy statement fully discloses to shareholders the situation involving the election of directors at the Annual Meeting and the possible outcomes, then shareholders will have a full understanding of the implications of voting their shares and will be able to cumulate their shares, to the extent they chose to, accordingly.  We do not believe this voting mechanic rises to the level of a separate matter under Rule 14a-4(a)(3).

April 8, 2011

We have revised the Proxy Statement to further disclose that in the event that Mr. Cassara is not one of the Elected Nominees, there lies the possibility that a director who was originally nominated as a Class III director will end up serving as a Class I director.  Please see page 10 of the Proxy Statement.

3.
Refer Please revise to designate in the proxy statement and on the proxy card whether a particular nominee is a Class I or Class III candidate if the candidate is amongst the top 4 candidates elected or advise us of why such designation is unnecessary.

We acknowledge the Staff’s comment and have disclosed in the proxy statement that unless otherwise instructed by shareholders, the FrontFour proxy holders intend to cumulate such Shares such that if the four FrontFour Nominees are elected, then Mr. Loukas will be elected as the Class I director.  Please see page 25 of the Proxy Statement.

*          *          *          *

April 8, 2011

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

Enclosures

ACKNOWLEDGMENT

The undersigned, FrontFour Master Fund, Ltd. (“FrontFour”), acknowledges that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (a) FrontFour is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing; and (c) FrontFour may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FRONTFOUR MASTER FUND, LTD.

By:	/s/ David A. Lorber
Name:	David A. Lorber
Title:	Authorized Signatory

Company Name: Fisher Communications
Company Ticker: FSCI US
Date: 2007-02-14
Event Description: Q4 2006 Earnings Call

Bloomberg Transcript initial

Q4 2006 Earnings Call

MANAGEMENT DISCUSSION SECTION

Operator

Good day, ladies and gentlemen, and welcome to the Fourth Quarter 2006 and Year End Fisher Communications Inc. Earnings Conference Call. My name is Tim, and I will be your operator for today. At this time, all participants are in listen-only mode. We will conduct a question and answer session towards the end of this conference. If at any time during the call you require assistance, please press star zero and an operator will be happy to assist you. I would now like to turn the call over to Ms. Colleen Brown, President and CEO. Please, proceed, ma'am.

Colleen Brown, President & Chief Executive Officer

Thank you Tim. Good afternoon. Welcome to our fourth quarter 2006 conference call. With me here in Seattle at our offices is Mae Numata, our new Senior Vice President and Acting Chief Financial Officer, Corporate Secretary. Mae will provide you with a financial overview view in a moment and we'll both be available for questions later in the call. Also with us today in Seattle is Joe Lovejoy, Senior Vice President, Media Operations and Jodi Colligan, Vice President of Finance.

I'll begin with a few overview comments. We are pleased to share with you that for the full-year 2006, Fisher Communications became profitable from continuing operations for the first time in five years. Driven by a 25% gain in television revenue, Fisher delivered fourth quarter 2006 income from continuing operations of $7 million against prior year Q4 income from continuing operations of 1.6 million. In addition, full-year total revenue increased 13%, net income was 16.8 million compared to a net loss of 5.1 million in 2005. Net income for 2006 included income from discontinued operations of 609,000 and a gain from the sale of a portion of these operations for approximately 10 million.

Let me give you a little color on this performance. The fourth quarter benefited from political advertising revenue although our markets did not have as highly competitive rates as some part of the country yet. In addition compared to prior year, we saw strength in the retail, telecommunications, and healthcare category, but softness in domestic automotive.

Also during the fourth quarter we completed a number of strategic transactions. We closed on the sale of 18 of our 24 small-market radio stations located in Montana and Eastern Washington for 26.1 million. This transaction was structured as a like kind exchange for tax purposes and we use a portion of the proceeds, 19.3 million to purchase two Oregon Univision affiliated stations. The remaining six small-market radio stations are excluded from the original sales of which five continue to be held for sale and the six is awaiting FCC approval to complete its sale transaction.

In Seattle, we purchased KWOG TV, a full-power station with a similar coverage footprint as KOMO Television, our ABC-affiliated in Seattle. We changed the colors and launched KUNS as the new Univision affiliated station in Seattle on January 1, 2007. The completion of these transactions created duopoly economics in Seattle and Portland markets, additionally we are leveraging our existing centralized infrastructure to broadcast all of our Spanish language stations from our centralized uplink facility.

To summarize, the transaction activity in 2006, the sale of our small-market radio stations and the purchase of second stations in Seattle and Portland and the previously-announced Boise and Yakima markets enabled Fisher to leverage the synergies and infrastructure of our cluster of Northwest stations. Furthermore, the purchase of these stations in our key markets creates an opportunity to enjoy duopoly economics and expand our service to Hispanic community, which aligns Fisher with the faster-growing population segment in our key markets.

Bloomberg

Bloomberg

We also invested in a number of other strategic initiatives to improve our operating performance during 2006, including US initiatives in Seattle, Portland, and Boise, changes in personnel and the build out of the Fisher Interactive Network. We are seeing the results of the execution of the strategic plans Fisher has and will continue to execute key strategic initiatives to not only improve our current operating performance, but also build our competitive advantage for the future. And now I would like to turn it over to Mae.

Mae Fujita Numata, Senior Vice President & Chief Financial Officer

Thank you Colleen. Before we discuss our financial results, let me remind those of you joining us that comments made during our call today may include forward-looking statements. These statements may be identified by the use of forward-looking terminologies, such as anticipate, believe, continue, could, estimate, expect, intend, may, might, plan, potential, predict, should or will, or the negative thereof or comparable terminology. While we believe these expectations, assumptions, estimates, and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risk and uncertainties, many of which are beyond our control. These risks and uncertainties include those discussed in our quarterly report on Form 10-Q for the quarter ended September 30, 2006, filed in November 2006 under the heading risk factors. We plan to file our 2006 Form 10-K in mid March with an updated listing of these factors.

Given these risks and uncertainties, you are cautioned not place undue reliance on such forward-looking statements. The forward-looking statements are made only as of today's date. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

With that accomplished, I will present our financial results. We issued our quarterly and year-end earnings release earlier today. And as previously stated, we plan to file our Form 10-k in mid-March. Those documents include in depth information regarding our financial results, so please refer to those resources for additional information.

Let me briefly summarize the sources of our revenue for 2006. Television accounted for 69% of total revenue. Our two ABC-affiliated stations located in Seattle and Portland accounted for just over half the company's total 2006 revenue. Radio accounted for 24% of total revenue, excluding discontinued operations. As Colleen mentioned, during fourth quarter, we closed on the sale of 18 of our 24 small-market radio stations in Montana and Eastern Washington for approximately $26.1 million. All 24 stations have been carved out of the radio segment presentation and is disclosed under the caption Discontinued Operations.

The third source is Fisher Plaza, which accounted for 6% of total revenue. We reported a total revenue increase of 23% to $44.7 million in the fourth quarter of 2006 compared to $36.2 million in the fourth quarter of 2005. For the year ended 2006, we reported revenue of approximately $155 million compared to $137 million in 2005, a 13% increase. Broadcast revenue increased in 2006 due to the higher revenue in national, local, and political advertising.

In fourth quarter 2006 as compared to fourth quarter 2005, the increase was in part due to political advertising as well as stronger local sales performance, and the success of our recently purchased television [ph] station. Our radio operations showed improved revenue in both fourth quarter and for the year as compared to 2005 primarily as a result of increased local revenue. We attribute the increased improved performance on KOMO AM.

Total operating expenses decreased 5% to $135.6 million in 2006 as compared to 2005. Total operating expenses decreased a 11% to $32.6 million in fourth quarter 2006 as compared to fourth quarter 2005. The decreases were due to lower selling general and administrative expenses and depreciation expense.

SG&A expenses decreased 8% to $54 million in 2006 as compared to 2005. This included a one-time non-cash charge of $4.3 million in the fourth quarter of 2005 relating to our change in national television rep firm. Severance cost charge in 2005 and lower Sarbanes-Oxley compliance costs incurred in 2006 as compared to 2005. Depreciation expense declined 20% to $10.2 million in 2006 as compared to 2005. This decline is reflective of many assets becoming fully depreciated in late 2005 and is partially offset by asset placement services at Fisher Plaza and purchases of assets in additional stations in the second half of 2006.

The company reported income from continuing operations of $7 million in the fourth quarter of 2006 compared to $1.6 million in the fourth quarter of 2005. We have recorded a significant tax benefit of $3.1 million in the fourth quarter of 2005 as we developed certain wholly owned inactive subsidiaries. This explains the fourth quarter 2005 tax benefit

Bloomberg

exceeding the amount of pre-tax loss as well as the overall higher than anticipated tax benefit for the 2005 annual period.

For the 2006 year, the company reported income from continuing operations of $6.3 million compared to a net loss from continuing operations of $6.1 million in 2005. Including income from discontinued operations of $600,000 and a gain on sale of discontinuing operations of $10 million, 2006 consolidated net income was $15.8 million compared to the net loss of $5.1 million in 2005. We ended the year with cash, restriction cash, and short-term investments of $15.9 million. We had working capital of $31 million primarily due to our positive operating cash flows and the sale of 18 of our 24 small-market radio stations. These gains were offset by the fourth quarter repayments of net short-term borrowings of $13 million from our $20 million credit facility.

As of the end of 2006, we have the entire $20 million credit facility available to us. Our investment in Safeco stock was valued at $188 million as of the year-end 2006. As we have done over the past few quarters, I would like to take a few moments and review our operating cash flow as defined under our debt agreement. Based on the year ended 2006, we calculated our operating cash flow to be $33.4 million excluding the effect of our discontinued operations in the sale of Fisher Radio Regional Group.

Let me walk through the summarized calculation. Consolidated net income was $6.3 million exclude the effect of income taxes of $2.7 million. Add back interest expense of $14 million as depreciation and non-cash amortization of $9.4 million and add back the net of non-cash program amortization over cash paid for programming. These amounts are found in our statements of cash flows, the amount is $1 million.

That concludes the prepared portion of our presentation. Thank you for listening. At this time, I ask that Tim to assist us with responding to questions that you may have.

Q&A

Operator

Ladies and gentlemen, if you would like to ask a question please press star one on your touchtone telephone. If your question has been answered or you wish to withdraw your question, press star two. Questions will be taken in the order received. Please press star one to begin. Your first question comes from the line of Bishop Cheen from Wachovia, please proceed.

<Q - Bishop Cheen>: Hi, Colleen, thanks for taking the question. Welcome Mae.

<A - Mae Fujita Numata>: Thank you.

<A - Colleen Brown>: Hi, Bishop, how are you today?

<Q - Bishop Cheen>: [indiscernible]. Okay. So, this is a pretty good quarter and pretty good year. And you are doing some portfolio shaping in terms of your assets. The radio group the smaller market radio group is gone, you are keeping the large markets, you are adding TV. I am assuming the expectation is all the shaping is going to give you better bank for the buck on the EBITDA and earnings side. On the revenue side, we noticed it as well or is the just TV operations are so much higher margin? And the follow-up question to that, when do you think we would start noticing in the broad stroke of earnings in Fisher?

<A - Colleen Brown>: Those are good questions. The first one regarding when we start noticing it on the revenue side, obviously when you subtract out discontinued operations and add-in these acquisitions, there is going to be a trade-off. However I think it is a pretty even trade-off, that is what we have seen so far year-to-date and in 2006 and I would expect those efficiencies to continue to grow and frankly with the past experience with Univision and the Spanish language growth in the marketplace it suggest that it is going to have a higher growth rate than standard radio. So the hope is that it is accelerated, but our past experience has been very solid and we have just began. So I would expect that margins are where you will really see the difference.

<Q - Bishop Cheen>: Okay. And you think we might start noticing it mid-year because even though you don't tell us what the political is, we have to think that political wasn't noticeable incremental. And that political will not be there in '07, a good expectation.

<A - Colleen Brown>: Yes, it is.

Bloomberg

<Q - Bishop Cheen>: So that has got to be replaced, and the question is as we get to New Year's Eve 2007 will we replace a good chunk of it?

<A - Colleen Brown>: Obviously we benefited from political. One thing that was unique in the Northwest is our political was extremely concentrated in a narrow window, unlike many other parts of the country. We just inhaled [ph] all the races that created such momentum in many peer market companies. But what I will say is that when you have that kind of concentration, you end up displacing a lot of regular advertising, which we did experience. So while it did affect us, it did not affect us to the degree that our peer companies were dealing with. As far as when do we expect Univision to or our affiliates to kick in, we've just started Seattle as an Univision affiliate in January. I can say with past experience it took us a few months to get up and running, but beyond that it just picks up speed and we saw very strong results as we got into the months in 2006 with the Univision performance and I would -- I have no reason to believe that we won't build on that value.

<Q - Bishop Cheen>: Okay. And then the last question, in the past few years, there's always been a large one-time charge that you have to do a little EBITDA gymnastics to get to it and get it back. As we get into '07 now things look pretty clean. You are not swapping up reps, the executive suite seems stable, is it our expectation that there is not going to be a large extraordinary charge, we are not eliminating derivatives are extinguishing GAAP or any of those big chunky noticeable charges?

<A - Colleen Brown>: Yes, Bishop, kind of hindsight 20-20 right now there has been a lot of clean up and a lot of straightening out, and we have been very comfortable that we have touched everything at this point, which reserve the right for something, but at this point I feel very good about where we stand financially and with our balance sheets and our income statements and all the other things that are out there that you just mentioned. I feel very good about where we said.

<Q - Bishop Cheen>: All right. Is the end of my grand inquisition. Thank you, Colleen.

Operator

As a reminder ladies and gentlemen, if you would like to ask a question, please key star followed by one on your telephone. Your next question comes from the line of Tom Kerr from Reed, Conner. Please proceed.

<Q - Tom Kerr>: Hi, guys.

<A - Colleen Brown>: Hi, Tom.

<Q - Tom Kerr>: Hi, two quick questions. One is in fact on the television segment, I mean any thoughts about margins you can share with us in '07. I mean just pick a number and EBITDA margin get about 20, 25% in '07 because of the good growth that we are seeing. Then second question is with regard to the Safeco stock anymore thoughts on that especially since it's selling at a all-time high, will there be something going on in '07 or is at that more in '08 timeframe when we can expect something with that?

<A - Colleen Brown>: No. Both of your questions Tom, we don't give forward-looking projections that I can't say on the margin growth. And I have stated this before normal margin growth should be in the mid-30 to high-30 in large and small markets, obviously we are not there yet, and we are absolutely focused on improving performance. So there is room for growth. And then the second part of that with Safeco, as you know, we have as a company-owned Safeco since I believe 1924 when the Safeco was first started and they are one of the original shareholders, we are very large shareholder. So anything we do with Safeco is going to take a lot of consideration to be tax efficient, to be strategic, and to improve any value to the shareholders. So I would say that we always look at and we are evaluating the best use of our assets and we will continue to do so, but it will be a very strategic decision if there is ever a decision different than the one that we have a right now with holding our Safeco stocks.

<Q - Tom Kerr>: And do you guys have advisors that are helping you with those stocks right now?

<A - Colleen Brown>: We have many advisers. Yes.

<Q - Tom Kerr>: Okay. And just back on the television margin question, you said 25 to 30% margin growth, did you mean margin percent?

Bloomberg

<A - Colleen Brown>: What I was referring to is typically you see 35 to 38, 39% margin in our business. And that is a very typical number and actually I believe that will be averaged to last year in that range in the industry. We obviously have room for growth, and we are shooting to be better than average but that doesn't mean we will immediately get there. We are working to improve our performance and it is our goal to improve our margin.

<Q - Tom Kerr>: Great. Thanks.

<A - Colleen Brown>: Thanks Tom.

Operator

At this time, there are no further questions. I would like to turn the conference back over to Ms. Colleen Brown for closing remarks.

<A - Colleen Brown>: Well, thank you everybody. This has been quite a year as you can imagine doing a turnaround is always rewarding and challenging. We have more to do, we have recognized that, we are running fast and furiously. And we consider ourselves on the right track, and believe that where we've had delivered the 2006 year that we wanted to deliver, and we have got our set on a target for 2007. And that's where we are headed right now. So, thank you for your time and for listening in.

Operator

Thank you for your participation in today's conference. This concludes the presentation. You may now disconnect. Good day.

This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided "as is", without express or implied warranties of any kind. Bloomberg retains all rights to this transcript and provides it solely for your personal, non-commercial use. Bloomberg, its suppliers and third-party agents shall have no liability for errors in this transcript or for lost profits, losses, or direct, indirect, incidental, consequential, special or punitive damages in connection with the furnishing, performance or use of such transcript. Neither the information nor any opinion expressed in this transcript constitutes a solicitation of the purchase or sale of securities or commodities. Any opinion expressed in the transcript does not necessarily reflect the views of Bloomberg LP.

© COPYRIGHT 2007, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.

Gabelli & Company, Inc.

Table 1 **TV Broadcast – Comparisons**

TV Broadcasting: Pure Play

(millions except per share data)		Fisher Comm. (FSCI-OTC)		Hearst-Argyle (HTV-NYSE)		LIN TV (TVL-NYSE)		Gray Television (GTN-NYSE)		Nexstar (NXST-OTC)		Sinclair (SBGI-OTC)		Belo (BLC-NYSE)	
52 week high-low		$ 44.99 $ 7.34		$ 24.50 $ 1.58		$ 11.21 $ 0.45		$ 6.62 $ 0.16		$ 6.59 $ 0.42		$ 10.03 $ 0.93		$ 11.35 $ 0.47	
Capitalization Pro Forma, if applicable															
Balance Sheet as of		9/30/2008		Dec-08		Sep-08		Dec-08		Sep-08		Sep-08		Dec-08	
Shares Outstanding		8.7		94.0		31.4		48.7		29.1		81.1		102.2	
Options/Converts		-		0.0		0.1		-		3.0		-		-	
Fully Diluted Shares Outstanding		8.7		94.0		31.5		48.7		32.1		81.1		102.2	
Price as of 03/16/09		$ 10.07		$ 2.02		$ 0.84		$ 0.40		$ 0.54		$ 0.91		$ 0.73	
Equity Market Capitalization		$ 87.5		$ 189.8		$ 43.3		$ 19.5		$ 17.3		$ 73.8		$ 74.6	
Total Debt and Preferred Stock		150.0		800.6		760.8		800.4		666.2		1,536.3		1,092.8	
Minority Interest		-		-		-		92.2		-		17.0		-	
Cash and Equivalents		78.0		7.0		16.3		50.6		11.6		11.6		5.8	
Hidden Assets		0.0		-		52.5		21.0		-		140.0		-	
Total Enterprise Value (TEV)		$ 159.9		$ 983.3		$ 735.3		$ 860.4		$ 671.9		$ 1,475.5		$ 1,161.6	
Net Revenues	2009P	$ 143.7	[illegible]	$ 602.5	[illegible]	$ 384.7	[illegible]	$ 270.5	[illegible]	$ 276.9	[illegible]	$ 657.6	[illegible]	$ 652.9	[illegible]
(growth)	2008E	164.8	[illegible]	720.5	[illegible]	420.9	[illegible]	327.2	[illegible]	285.4	[illegible]	754.5	[illegible]	733.5	[illegible]
Pro Forma, if applicable	2007	160.4	[illegible]	755.8	[illegible]	398.7	[illegible]	307.3	[illegible]	266.8	[illegible]	722.3	[illegible]	777.0	[illegible]
Broadcast Cash Flow	2009P	$ 22.8	[illegible]	$ 249.4	[illegible]	$ 125.0	[illegible]	$ 85.9	[illegible]	$ 99.5	[illegible]	$ 180.5	[illegible]	$ 190.1	[illegible]
(margin)	2008E	23.0	[illegible]	245.8	[illegible]	162.9	[illegible]	129.7	[illegible]	112.2	[illegible]	263.8	[illegible]	284.0	[illegible]
Pro Forma, if applicable	2007	27.6	[illegible]	272.3	[illegible]	137.1	[illegible]	108.7	[illegible]	97.8	[illegible]	265.5	[illegible]	315.2	[illegible]
EBITDA	2009P	$ 23.1	[illegible]	$ 115.8	[illegible]	$ 102.9	[illegible]	$ 68.7	[illegible]	$ 83.7	[illegible]	$ 154.5	[illegible]	$ 157.6	[illegible]
(margin)	2008E	26.5	[illegible]	210.4	[illegible]	141.4	[illegible]	113.5	[illegible]	96.8	[illegible]	237.5	[illegible]	251.7	[illegible]
Pro Forma, if applicable	2007	33.2	[illegible]	233.9	[illegible]	115.0	[illegible]	92.5	[illegible]	84.4	[illegible]	239.2	[illegible]	NM	[illegible]
EPS	2009P	$0.00		$0.05		$ 0.28		$ (0.29)		$ (0.79)		$ 0.06		$ 0.30	
(growth)	2008E	11.60		(5.48)		(3.60)		(4.31)		(1.97)		0.70		(3.22)	
Pro Forma, if applicable	2007	3.65		0.67		0.52		(0.46)		(0.70)		0.22		NM	
TEV/BCF	2009P	7.0		6.6		6.9		10.0		6.8		8.2		7.6	
	2008E	6.9		4.0		5.5		6.6		6.0		5.6		5.2	
	2007	5.8		3.6		6.3		7.9		6.9		5.6		4.7	
TEV/EBITDA	2009P	6.9		8.5		7.1		12.5		8.0		9.6		9.4	
	2008E	6.0		4.7		5.2		7.6		6.9		6.2		5.9	
	2007	4.8		4.2		6.4		9.3		8.0		6.2		NM	
Private Market Value	2009P	$ 26	[illegible]	$ 5	[illegible]	$ 7	[illegible]	$ (4)	[illegible]	$7	[illegible]	$ 3	[illegible]	$5	[illegible]
(percent discount to PMV)	2008E	41	[illegible]	18	[illegible]	16	[illegible]	9	[illegible]	13	[illegible]	17	[illegible]	17	[illegible]
	2007	-	NM	25	[illegible]	18	[illegible]	7	[illegible]	17	[illegible]	21	[illegible]	-	NM
Total Debt/ 2008 EBITDA		5.7		3.8		5.4		7.1		6.9		6.5		4.3	

Source: Company reports, Gabelli & Company, Inc. estimates

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